October 14, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Collaborative Investment Series Trust
Issuer CIK: 0001719812
Issuer File Number: 333-221072/811-23306
Form Type: 8-A12B
Filing Date: October 14, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Tuttle – Rareview Humanoid Robotics ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Lead Analyst, Listing Qualifications